FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
January 28, 2008

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

28| January | 2008

Press Release

MTS announces a new appointment

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the appointment of Mr. Andrei Dubovskov as the new Director General of Business unit “MTS Ukraine.”

Mr. Dubovskov, who is currently first deputy Director General of Business unit “MTS Ukraine,” will replace Mr. Pavlovsky and assume duties as the new head of MTS Ukraine. Mr. Pavlovsky accepted an offer to return to Moscow and become a senior manager of one of the Sistema companies.

President and CEO of MTS, Mr. Melamed commented: “Considerable work has been completed in Ukraine over the past year with the Company’s brand shining brighter and becoming more attractive for the subscribers with a number of package deals developed for our corporate clients. The achieved results of the past year exceeded both our and market’s expectations. Thanks to our efforts, the attitude towards the Ukrainian market has changed, and we are grateful to Pavel for his first-rate work. Andrei Dubovskov previously headed our operations in the Urals region, where the Company achieved dynamic growth despite heated competition. I am confident that Andrei is capable to not only maintain the high standards of excellence at MTS Ukraine but to also provide a new impulse for further growth.”

Commenting on his appointment, Mr. Dubovskov highlighted: “I am charged with reinforcing our position in the market by introducing attractive products and services. Quality of service remains a key factor in our work in 2008. The level of investments in network development and customer service will slightly exceed the levels of the past year. A strong team of professionals has been formed and together we will reach set targets and meet the expectations of our subscribers and shareholders.”

Mr. Pavlovsky stated: “Ukraine is one of most interesting and dynamic markets with great prospects for growth. Last year, utilizing the market’s potential and implementing the Company’s new development strategy, a number of successful projects were completed: rebranding, launch of BlackBerry services(1) and MTS Connect, as well as the launch of a CDMA network providing users with the ability to enjoy high speed data services. I feel these projects will serve as solid foundation to help ensure the Company’s continued success in the future.”

(1) First in the CIS.

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Biographies

Mr. Andrei Dubovskov joined Business unit “MTS Ukraine” in December 2007 as first deputy Director General.

Mr. Dubovskov graduated in 1993 from the State Institute of Cinematography named after S.A. Gerasimov. From 2006-2007, he was the head of macro-region MTS Ural. From 2004 to 2006, he was head of the MTS branch in Nizhny Novgorod. From 2002 to 2004, he headed Tele2 operations in Nizhny Novgorod.

Mr. Dubovskov has a wealth of experience in working for Russian and foreign telecommunications companies. From 1993 onwards, he occupied a number of management positions in such companies as Millicom International Cellular S.A., Millicom International Cellular B.V., Regionalnaya Sotovaya Svyaz LLC and CJSC 800 as well as other companies in Moscow, Alma-Ata, Nizhny Novgorod and Perm.

Mr. Pavel Pavlovsky joined MTS Ukraine in April 2007 as Director General. Previously, he was Vice President of MTS in charge of Business unit “MTS Foreign Subsidiaries.”

Mr. Pavlovsky graduated with honors from the Leningrad State University and received an MBA degree in 1999 from the INSEAD Business School. Prior to joining MTS in 2003, he worked for more than six years in consulting, specifically at A.T. Kearney in Moscow, as well as at Mercer Management Consulting in London. After joining MTS’ corporate development department in 2003, he participated in the implementation of the Company’s new organizational structure in Russia, including the development of its macro-regional structure. He participated in the rebranding of MTS subsidiaries in Russia and abroad. From 2005, Mr. Pavlovsky worked as director of the department in charge of MTS’ foreign subsidiaries and member of UMC’s Supervisory Board. In the summer of 2006, he was appointed acting Vice President in charge of MTS’ foreign subsidiaries, from January 2007 Vice President, Head of Business unit “Foreign Subsidiaries.”

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 81.97 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Leonid Melamed
		Name:	Leonid Melamed
		Title:	CEO

Date: January 28, 2008